Exhibit 99.2

Audited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2020 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

					All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2020	31.12.2019	31.03.2019	31.03.2020	31.03.2019
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenues	44,318	43,838	40,166	174,600	153,851
2	Cost of revenues	21,510	20,116	19,113	80,591	70,421
3	Gross profit (1 - 2)	22,808	23,722	21,053	94,009	83,430
4	Selling, general and administrative expenses	12,177	12,670	12,294	50,129	48,680
5	Research and development expenses	4,190	3,949	3,662	15,410	15,607
6	Impairment of non current assets	7	13,200	82	16,767	210
7	Other income, net	(168)	(228)	(330)	(4,290)	(1,955)
	Total operating expenses	16,206	29,591	15,708	78,016	62,542
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	6,602	(5,869)	5,345	15,993	20,888
	Finance income	665	571	594	2,461	2,280
	Finance expense	(230)	(152)	(245)	(983)	(1,163)
9	Finance (expense)/income, net	435	419	349	1,478	1,117
10	Share of profit of equity accounted investees, net of tax	105	176	157	561	438
11	Profit / (loss) before tax (8 + 9 + 10)	7,142	(5,274)	5,851	18,032	22,443
12	Tax expense/(benefit), net	(500)	423	1,507	(1,466)	3,648
13	Profit / (loss) for the period / year (11 -12)	7,642	(5,697)	4,344	19,498	18,795
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	46.10	(34.37)	26.20	117.63	113.28
	Diluted earnings per share of Rs.5/- each	46.01	(34.37)	26.16	117.40	113.09
		(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

					All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2020	31.12.2019	31.03.2019	31.03.2020	31.03.2019
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	8,673	8,549	8,141	31,657	29,925
	b) Global Generics	36,398	35,927	30,384	138,123	122,903
	c) Proprietary Products	2	241	2,513	7,949	4,750
	d) Others	723	764	504	2,781	2,058
	Total	45,796	45,481	41,542	180,510	159,636
	Less: Inter-segment revenues	1,478	1,643	1,376	5,910	5,785
	Net revenue from operations	44,318	43,838	40,166	174,600	153,851

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,043	2,072	1,420	6,190	6,128
	b) Global Generics	20,332	20,910	17,008	78,449	71,924
	c) Proprietary Products	(7)	246	2,307	7,744	4,182
	d) Others	440	494	318	1,626	1,196
	Total	22,808	23,722	21,053	94,009	83,430
	Less: Selling and other un-allocable expenditure, net of other income	15,666	28,996	15,202	75,977	60,987
	Total profit / (loss) before tax	7,142	(5,274)	5,851	18,032	22,443

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The audited results have been reviewed by the Audit Committee of the Board on 19 May 2020 and approved by the Board of Directors of the Company at their meeting held on 20 May 2020. The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	Effective 1 April 2019, the Company adopted IFRS 16, Leases, using the modified retrospective approach. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of IFRS 16, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 1,335 million and right-of-use assets of Rs. 1,153 million (after adjustments of Rs. 182 million towards lease incentives and other items related to the lease agreement as at 31 March 2019).

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports (EIR) from the U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. The U.S. FDA. has completed the audit on January 28, 2020. The Company has been issued a Form 483 with 5 observations and responded to the observations in February 2020. In May 2020, the Company has received the EIR from the U.S. FDA, for the API manufacturing facility at Srikakulam, indicating closure of the audit and the inspection classification of this facility is determined as "Voluntary Action Indicated" (VAI). With this, all facilities under warning letter are now determined as VAI.

4	"Revenues" for the year ended 31 March 2020 includes an amount of Rs. 7,486 million (U.S.$108.7 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

5	"Other income, net" includes an amount of Rs. 3,457 millions received from Celgene during the quarter ended 30 June 2019, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

6	Impairment of intangible assets:

During the quarter ended 31 December 2019

Total impairment charge for the quarter ended 31 December 2019 is Rs. 13,200 million, of which Rs. 11,137 million is towards impairment of gNuvaring and the balance of Rs. 2,063 million is towards other product related intangibles.

Impairment of gNuvaring

There were significant changes to the generics market of Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to Nuvaring®), one of the 8 ANDAs acquired from Teva in June 2016, with the launch of a generic and authorised generic versions of the product in the month of December 2019. Due to these adverse market conditions, the Company recorded an impairment loss of Rs.11,137 million during the quarter ended 31 December 2019. The carrying value of the asset after the impairment was Rs. 3,084 million as at 31 December 2019. The said impairment pertains to the Company’s Global Generics segment.

Other intangible assets

In view of the specific triggers occurring in the quarter with respect to some of product related intangible assets forming part of the Company's Global Generics and Proprietary products segments, the Company determined that there was a decrease in the market potential of these products primarily due to higher than expected price erosion and increased competition leading to lower volumes.Consequently, the Company recorded an amount of Rs.2,063 million as an impairment loss for the quarter ended 31 December 2019.

During the quarter ended 30 September 2019

Consequent to the adverse market conditions with respect to certain of the Company’s products forming part of the Global Generics segment, the Company assessed the recoverable amount of three product related intangibles (viz., ramelteon, tobramycin and imiquimod) and recognised an amount of Rs. 3,551 million as impairment charge during the quarter ended 30 September 2019. The said impairment charge is recognised under the head “impairment of non-current assets”.

7	During the quarter ended 30 September 2019, the Government of India promulgated the Taxation Laws (Amendment) Ordinance 2019 (enacted into Taxation laws (Amendment) Act 2019), announcing key changes to corporate tax rates in the Income-tax Act, 1961. The key changes include, among others, reduction of MAT rate from 21.55% to 17.47% (including surcharge and cess). As a result of this, the Company reassessed the MAT recoverability and recognised an amount of Rs. 4,989 million as deferred tax asset during the quarter ended 30 September 2019.

During the quarter ended 31 March 2020, the Company recognised deferred tax benefit of Rs. 1,264 million pursuant to a planned restructuring activity between the group companies. The restructuring activity is expected to be completed by the quarter ended 30 June 2020.

8	On 15 May 2020, the Company entered into a Stipulation and Agreement of Settlement with Lead Plaintiff the Public Employees’ Retirement System of Mississippi in the putative securities class action filed against the Company in the United States District Court for the District of New Jersey. As consideration for the settlement of the class action, the Company has agreed to pay Rs.681 million (U.S.$9 million). Subject to the terms of the Stipulation, the settlement resolves the remainder of the litigation. As the Company is adequately insured with respect to the aforesaid liability, the settlement did not have any impact on the Company’s financial results for the year ended 31 March 2020. Amount payable to the plaintiff on account of the settlement and that receivable from the insurer have been presented under “other current assets” and “other current liabilities”, respectively in the consolidated statement of financial position of the Company as at 31 March 2020. Please refer to the intimation made by the Company to the Stock exchanges on 16 May 2020 for full details of the settlement.

9	During the quarter ended 31 March 2019, the Company entered into agreement with Encore Dermatology, Inc. (“Encore”) for sale and assignment of U.S. rights relating to three of its dermatology brands. As all the performance obligations are satisfied by 31 March 2019, the Company recognised Rs.1,807 million as revenue and Rs. 159 million representing the profit on sale of intangible assets after adjusting the associated costs.

10	"Other income, net" for the year ended 31 March 2019 also includes gain of:

-Rs. 423 million on sale of API manufacturing business unit located in Jeedimetla, Hyderabad to Therapiva Private Limited during the quarter ended 31 December 2018;and

-Rs. 423 million of profit on sale of intangible assets forming part of Company’s Proprietary Products Segment during the quarter ended 30 September 2018.

11	The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company has also used the principles of prudence in applying judgements, estimates and assumptions including sensitivity analysis and based on the current estimates, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. As the outbreak continues to evolve, the Company will continue to closely monitor any material changes to future economic conditions.

12	Consolidated statements of financial position

	All amounts in Indian Rupees millions
	As at	As at
Particulars	31.03.2020	31.03.2019
	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	2,053	2,228
Other investments	23,687	22,529
Trade and other receivables	50,278	39,869
Inventories	35,066	33,579
Derivative financial instruments	1,105	360
Current tax assets	4,379	3,400
Other current assets	13,802	12,536
Total current assets	130,370	114,501
Non-current assets
Property, plant and equipment	52,332	54,088
Goodwill	3,994	3,902
Other intangible assets	27,659	44,367
Trade and other receivables	1,737	113
Investment in equity accounted investees	2,763	2,529
Other investments	328	813
Deferred tax assets	12,214	4,168
Other non-current assets	844	946
Total non-current assets	101,871	110,926
Total assets	232,241	225,427

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	16,659	14,553
Short-term borrowings	16,441	12,125
Long-term borrowings, current portion	4,266	4,256
Provisions	3,800	4,166
Current tax liabilities	573	181
Derivative financial instruments	1,602	68
Bank overdraft	91	-
Other current liabilities	29,382	24,351
Total current liabilities	72,814	59,700
Non-current liabilities
Long-term borrowings, excluding current portion	1,304	22,000
Deferred tax liabilities	275	610
Provisions	54	52
Other non-current liabilities	2,806	2,868
Total non-current liabilities	4,439	25,530
Total liabilities	77,253	85,230
Equity
Share capital	831	830
Treasury shares	(1,006)	(535)
Share premium	8,495	8,211
Share based payment reserve	1,233	990
Capital redemption reserve	173	173
Retained earnings	144,247	128,646
Other components of equity	1,015	1,882
Total equity	154,988	140,197
Total liabilities and equity	232,241	225,427

13	Consolidated statements of cash flows

	All amounts in Indian Rupees millions
	Year ended	Year ended
Particulars	31.03.2020	31.03.2019
	(Audited)	(Audited)
Cash generated from operating activities:
Profit for the period	19,498	18,795
Adjustments for:
Income tax expense/(benefit)	(1,466)	3,648
Fair value changes and profit on sale of mutual funds	(929)	(773)
Depreciation and amortization	12,472	12,190
Impairment of non-current assets	16,767	210
Allowance for credit losses and doubtful trade receivables and other advances	190	420
(Gain)/loss on sale or de-recognition of property, plant and equipment and other intangible assets, net	68	(1,264)
Share of profit of equity accounted investees	(561)	(438)
Foreign exchange (gain)/loss, net	(2,168)	(1,588)
Interest (income)/expense, net	95	119
Equity settled share-based payment expense	521	389
Dividends income	(5)	-
Changes in operating assets and liabilities:
Trade and other receivables	(12,446)	1,797
Inventories	(1,487)	(4,480)
Trade and other payables	1,576	398
Other assets and other liabilities, net	4,821	4,122
Cash generated from operations	36,946	33,545
Income tax paid, net	(7,105)	(4,841)
Net cash generated from operating activities	29,841	28,704

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	(4,846)	(6,955)
Proceeds from sale of property, plant and equipment	131	1,265
Expenditures on other intangible assets	(1,269)	(1,421)
Proceeds from sale of other intangible assets	259	885
Purchase of other investments	(111,918)	(78,573)
Proceeds from sale of other investments	111,704	76,291
Dividends received from equity accounted investees	392	-
Interest and dividend received	624	781
Net cash used in investing activities	(4,923)	(7,727)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares (including treasury shares)	4	- *
Purchase of treasury shares	(474)	(535)
Proceeds from/(repayment of) short term borrowings, net	4,235	(15,126)
Repayment of long term borrowings, net	(22,918)	-
Payment of principal portion of lease liabilities	(482)	(56)
Dividend paid (including corporate dividend tax)	(3,916)	(4,002)
Interest paid	(1,608)	(1,607)
Net cash used in financing activities	(25,159)	(21,326)

Net increase / (decrease) in cash and cash equivalents	(241)	(349)
Effect of exchange rate changes on cash and cash equivalents	(25)	35
Cash and cash equivalents at the beginning of the period	2,228	2,542
Cash and cash equivalents at the end of the period**	1,962	2,228

*Rounded off to millions

**Adjusted for bank-overdraft of Rs. 91 million for the year ended 31 March 2020.

14	The audited results were reviewed by the Audit Committee of the Board on 19 May 2020 and approved by the Board of Directors of the Company at their meeting held on 20 May 2020.

15	The Board of Directors, at their meeting held on 20 May 2020, have recommended a final dividend of Rs. 25 per share subject to approval of shareholders.

16	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures up to the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

17	The results for the quarter and year ended 31 March 2020 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 20 May 2020	Co-Chairman & Managing Director